GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of February 12, 2024 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three and nine months ended December 31, 2023 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended December 31, 2023 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with IAS 34 Interim Financial Reporting as issued by the IASB.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-IFRS financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California, and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com. This website does not constitute part of this MD&A and is not incorporated by reference.

Operations

The following is a description of GreenPower's business activities during the three months ended December 31, 2023. During the quarter, GreenPower completed the sale of 9 BEAST Type D all-electric school buses, 4 Nano BEAST Type A all-electric school buses, 11 EV Star CC's, 1 EV Star 22 foot cargo, 2 EV 250's, and 2 EV Stars, and the Company leased 2 EV Stars that were accounted for as finance leases, and 3 EV Stars that were accounted for as operating leases, and recognized revenue from existing finance and operating leases, from the sale of parts, and from the delivery of 40 completed truck bodies to customers of Lion Truck Body. GreenPower currently has over 50 EV Star CC's ready for delivery. The discussion below provides further detail of these deliveries.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

During the quarter GreenPower completed production of four Nano BEAST Type A school buses at the South Charleston, WV facility for the order from the state of West Virginia, and delivered these vehicles at the end of the quarter. In addition, the Company began production of the BEAST Type D School Bus. The preparation and expansion of the facility for production is a significant area of focus for the Company and management continues to focus its efforts on growing the plant's capabilities over time. GreenPower has collaborated with Bridge Valley College, a community college located in South Charleston, on curriculum to help train GreenPower production staff, and there are currently 20 production employees enrolled and attending classes at the college.

GreenPower is continuing production of school buses to satisfy orders in multiple states across the country. These orders include an order for 15 BEAST school buses from Clark County in Nevada, which operates the country's largest owned and operated school bus fleet with over 1,900 buses, an order for 41 Type D BEAST school buses from the state of West Virginia, which was announced in April 2023, and additional orders for school buses from several school districts in California.

GreenPower completed the sale of 10 EV Star CC's to a leasing company in Ontario, Canada, during the quarter. These Cab and Chassis are having bodies manufactured and will be used as commercial service and delivery vehicles for a global retailer. This sale represents further customer diversification and expansion into new markets, and represents a significant opportunity given the scale of the customer's operations.

Inventory, Property and Equipment

As at December 31, 2023 the Company had:

  Property and equipment on the statement of financial position totaling $2.4 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Work in process and parts inventory totaling approximately $16.0 million representing EV Star's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;
  Finished goods inventory totaling approximately $16.9 million, comprised of EV Star cab and chassis and other EV Star models, BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

Results of Operations

For the three-month period ended December 31, 2023

For the three-month period ended December 31, 2023 the Company recorded revenues of $8,157,931 and cost of sales of $6,802,965 generating a gross profit of $1,354,966 or 16.6% of revenues. Cost of sales includes a writedown of inventory of $408,651, and without this writedown gross profit would be 21.6% of revenue. Revenue was generated from the sale of 9 BEAST Type D all-electric school buses, 4 Nano BEAST Type A all-electric school buses, 11 EV Star CC's, 1 EV Star 22 foot cargo, 2 EV 250's, and 2 EV Stars, and the Company leased 2 EV Stars that were accounted for as finance leases, and 3 EV stars that were accounted for as operating leases, and recognized revenue from existing finance and operating leases, from the sale of parts, and from the delivery of 40 completed truck bodies to customers of Lion Truck Body. Operating costs consisted of salaries and administration of $2,323,305 relating to salaries, project management, accounting, and administrative services; transportation costs of $51,651 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $143,663 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $442,387; sales and marketing costs of $163,806; insurance expense of $435,017; professional fees of $389,986 consisting of legal and audit fees; and office expense of $457,684 consisting of rent and other office expenses, as well as non-cash expenses including $259,188 of share-based compensation expense and depreciation of $466,763, generating a loss from operations before interest, accretion and foreign exchange of $4,322,848. Interest and accretion of $342,590 and a foreign exchange gain of $23,718 resulted in a loss for the three-month period of $4,641,720.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

The consolidated total comprehensive loss for the three-month period was impacted by $30,711 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended December 31, 2022

For the three-month period ended December 31, 2022 the Company recorded revenues of $12,803,038 and cost of sales of $10,578,331 generating a gross profit of $2,224,707 or 17.4% of revenues. Revenue was generated from the sale of 1 Nano BEAST Type A all-electric school bus, 10 EV Star 22-foot cargo, 5 EV Stars and 85 EV Star Cab and Chassis, and recognized revenue from finance and operating leases. Operating costs  consisted  of  salaries and administration of $1,782,750 relating to salaries, project management, accounting, and administrative services; transportation costs of $107,251 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $204,104 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $615,759; sales and marketing costs of $145,264; insurance expense of $585,096; professional fees of $383,372 consisting of legal and audit fees; and office expense of $318,508 consisting of rent and other office expenses, as well as non-cash expenses including $500,933 of share-based compensation expense and depreciation of $330,522, generating a loss from operations before interest, accretion and foreign exchange of $2,983,884. Interest and accretion of $465,188 and gain on a sale of property of $72,867, resulted in a loss for the period of $3,376,205.

The consolidated total comprehensive loss for the three-month period was impacted by $52,372 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2023

For the nine-month period ended December 31, 2023 the Company recorded revenues of $34,178,949 and cost of sales of $28,803,838 generating a gross profit of $5,375,111 or 15.7% of revenues. Cost of sales includes a writedown of inventory of $408,651, and without this writedown gross profit would be 21.6% of revenue. Revenue was generated from the sale of 110 EV Star Cab and Chassis ("CC"), 28 BEAST Type D all-electric school buses, 9 Nano BEAST Type A all-electric school buses, 17 EV Star 22 foot cargo, 26 EV Stars, and 1 EV Star specialty vehicle, and recognized revenue from the sale of parts, from finance and operating leases and from the operations of Lion Truck Body. Operating costs  consisted  of  administrative  fees of $6,404,331 relating to salaries, project management, accounting, and administrative services; transportation costs of $174,824 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $414,598 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $1,577,486; sales and marketing costs of $455,746; insurance expense of $1,254,203; professional fees of $1,283,204 consisting of legal and audit fees; and office expense of $1,178,011 consisting of rent and other office expenses, as well as non-cash expenses including $1,377,885 of share-based compensation expense and depreciation of $1,354,233, generating a loss from operations before interest, accretion and foreign exchange of $10,836,787. Interest and accretion of $886,576 and a foreign exchange gain of $12,144 resulted in a loss for the period of $11,711,219.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

The consolidated total comprehensive loss for the nine-month period was impacted by $45,429 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2022

For the nine-month period ended December 31, 2022 the Company recorded revenues of $24,391,602 and cost of sales of $19,491,028 generating a gross profit of $4,900,574 or 20.1% of revenues. Revenue was generated from the sale of 6 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 EV Star Cargo +, 2 Nano BEAST Type A all-electric school bus, 36 EV Star 22-foot cargo, 14 EV Stars and 118 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $5,162,709 relating to salaries, project management, accounting, and administrative services; transportation costs of $171,091 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $521,181 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $1,370,432; sales and marketing costs of $747,860; insurance expense of $1,257,294; professional fees of $1,070,687 consisting of legal and audit fees; and office expense of $539,610 consisting of rent and other office expenses, as well as non-cash expenses including $3,177,449 of share-based compensation expense and depreciation of $816,550, generating a loss from operations before interest, accretion and foreign exchange of $10,144,284. Interest and accretion of $1,112,485, disposal gains of $72,867 and a foreign exchange loss of $36 resulted in a loss for the period of $11,183,938.

The consolidated total comprehensive loss for the nine-month period was impacted by $98,814 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Comparison of Quarterly Results

The following table compares the results of the quarter ended December 31, 2023 with the quarter ended December 31, 2022:

	For the three months ended		Quarter over Quarter Change
	December 31,	December 31,
	2023	2022	$	%

Revenue	$8,157,931	$12,803,038	$(4,645,107)	-36.3%
Cost of sales	6,802,965	10,578,331	(3,775,366)	-35.7%
Gross Profit	1,354,966	2,224,707	(869,741)	-39.1%
Gross profit margin (Note 1)	16.6%	17.4%		-0.8%

Sales, general and administrative costs
Salaries and administration	2,323,305	1,782,750	540,555	30.3%
Depreciation	466,763	330,522	136,241	41.2%
Product development costs	442,387	615,759	(173,372)	-28.2%
Office expense	457,684	318,508	139,176	43.7%
Insurance	435,017	585,096	(150,079)	-25.7%
Professional fees	389,986	383,372	6,614	1.7%
Sales and marketing	163,806	145,264	18,542	12.8%
Share-based payments	259,188	500,933	(241,745)	-48.3%
Transportation costs	51,651	107,251	(55,600)	-51.8%
Travel, accommodation, meals and entertainment	143,663	204,104	(60,441)	-29.6%
Allowance for credit losses	121,097	235,032	(113,935)	-48.5%
Impairment	423,267	-	423,267	NA
Total sales, general and administrative costs	5,677,814	5,208,591	469,223	9.0%
Loss from operations before interest, accretion and foreign exchange	(4,322,848)	(2,983,884)	(1,338,964)	44.9%

Interest and accretion	(342,590)	(465,188)	122,598	-26.4%
Other Income	-	72,867	(72,867)	NA
Foreign exchange (loss)/gain	23,718	-	23,718	NA

Loss for the period	(4,641,720)	(3,376,205)	(1,265,515)	37.5%
Other comprehensive income / (loss)
Cumulative translation reserve	30,711	52,372	(21,661)	-41.4%

Total comprehensive loss for the period	$(4,611,009)	$(3,323,833)	$(1,287,176)	38.7%
Loss per common share, basic and diluted	$(0.19)	$(0.14)	$(0.05)	35.7%
Weighted average number of common shares outstanding, basic and diluted	24,962,086	23,401,591	1,560,495	6.7%

Adjusted EBITDA (Note 2)	$(3,245,353)	$(1,467,311)	$(1,778,042)	121.2%

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 12 and 13 for the calculation of Adjusted EBITDA for the quarters ended December 31, 2023 and December 31, 2022.

Change in Revenue, Gross Profit, and Gross Profit Margin

The decrease in revenue for the quarter ended December 31, 2023 compared to the quarter ended December 31, 2022 was $4,645,107, or 36.3%, and was due to sales and leases of 34 vehicles during the quarter (including 2 finance leases and 3 operating leases), compared to sales of 101 vehicles in the same quarter in the prior year, which includes 11 EV Star cab and chassis in the current quarter compared to 85 cab and chassis in the same quarter in the prior year. Sales in the current quarter included 9 BEAST Type D school buses, 2 EV 250 transit buses, and 4 Nano BEAST Type A school buses, whereas sales in the prior quarter were almost entirely comprised of EV Stars and EV Star CC's. The higher sales price of vehicles sold during the current quarter compared to the same quarter in the prior year partially offset the revenue decline from unit sales.

Gross profit for the quarter ended December 31, 2023 compared to the quarter ended December 31, 2022 declined by $869,741, or 39.1%. This resulted in a gross profit margin of 16.6% for the quarter ended December 31, 2023 compared to a gross profit margin of 17.4% for the quarter ended December 31, 2022. The reduction in gross profit and gross profit margin was primarily due to lower profit margin on sales of Nano BEAST school buses and from inventory impairment costs of $408,651 included in cost of goods sold, which reduced gross profit margin by 5.0%, from 20.6% to 16.6%.

Change in sales, general and administrative costs

For the quarter ended December 31, 2023 compared to the quarter ended December 31, 2022, sales, general and administrative costs increased by $469,223 or 9.0%. The cost increase was largely driven by an expansion in the Company's operations and workforce, which drove increases in salaries and administration, depreciation, office expense, and due to an impairment on finance leases associated with overdue payments on 5 leases to one customer. Increases in these costs were partially offset by a reduction in share-based payments expense associated with employee stock options, a reduction in allowance for credit losses, a reduction in insurance costs, as well as a reduction in product development costs in the current quarter compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the quarter ended December 31, 2023 increased by $1,265,515 or 37.5% compared to the same quarter in the prior year due to a reduction in gross profit and due to an increase in sales, general and administrative costs.

Loss per common share for the quarter ended December 31, 2023 increased by $0.05 per share, or 35.7%, due to the increased loss for the period.

The Adjusted EBITDA loss for the quarter ended December 31, 2023 increased by $1,778,042, or 121.2% compared to the same quarter in the prior year. The decrease was primarily due to the increased loss for the current quarter compared to the same quarter in the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Comparison of Nine-Month Results

The following table compares the results of the nine-months ended December 31, 2023 with the nine-months ended December 31, 2022:

	For the Nine months ended		Nine Months over Nine Months Change
	December 31, 2023	December 31, 2022	$	%

Revenue	$34,178,949	$24,391,602	$9,787,347	40.1%
Cost of sales	28,803,838	19,491,028	9,312,810	47.8%
Gross Profit	5,375,111	4,900,574	474,537	9.7%
Gross profit margin (Note 1)	15.7%	20.1%		-4.4%

Sales, general and administrative costs
Salaries and administration	6,404,331	5,162,709	1,241,622	24.0%
Depreciation	1,354,233	816,550	537,683	65.8%
Product development costs	1,577,486	1,370,432	207,054	15.1%
Office expense	1,178,011	539,610	638,401	118.3%
Insurance	1,254,203	1,257,294	(3,091)	-0.2%
Professional fees	1,283,204	1,070,687	212,517	19.8%
Sales and marketing	455,746	747,860	(292,114)	-39.1%
Share-based payments	1,377,885	3,177,449	(1,799,564)	-56.6%
Transportation costs	174,824	171,091	3,733	2.2%
Travel, accommodation, meals and entertainment	414,598	521,181	(106,583)	-20.5%
Allowance for credit losses	314,110	209,995	104,115	49.6%
Impairment	423,267	-	423,267	NM
Total sales, general and administrative costs	16,211,898	15,044,858	1,167,040	7.8%
Loss from operations before interest, accretion and foreign exchange	(10,836,787)	(10,144,284)	(692,503)	6.8%

Interest and accretion	(886,576)	(1,112,485)	225,909	-20.3%
Other Income	-	72,867	(72,867)	NM
Foreign exchange (loss)/gain	12,144	(36)	12,180	NM

Loss for the period	(11,711,219)	(11,183,938)	(527,281)	4.7%
Other comprehensive income / (loss)
Cumulative translation reserve	45,429	(98,814)	144,243	-146.0%

Total comprehensive loss for the period	$(11,665,790)	$(11,282,752)	$(383,038)	3.4%
Loss per common share, basic and diluted	$(0.47)	$(0.48)	$0.01	-2.1%
Weighted average number of common shares outstanding, basic and diluted	24,937,992	23,234,740	1,703,252	7.3%

Adjusted EBITDA (Note 2)	(7,026,368)	(5,150,755)	$(1,875,613)	36.4%

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See pages 12 and 13 for the calculation of Adjusted EBITDA.

Change in Revenue, Gross Profit, and Gross Profit Margin

The increase in revenue for the nine-months ended December 31, 2023 compared to the nine-months ended December 31, 2022 was $9,787,347 or 40.1%, and was due to the sales of 196 vehicles in the current period compared to the sale of 176 vehicles in the prior period, as well as a higher number of sales of higher priced vehicles in the current period compared to the prior period.

Gross profit for the nine-months ended December 31, 2023 compared to the nine-months ended December 31, 2022 increased by $474,537, or 9.7%. This resulted in a gross profit margin of 15.7% for the nine-months ended December 31, 2023 compared to a gross profit margin of 20.1% for the nine-months ended December 31, 2022. The reduction in gross profit and gross profit margin was primarily due to higher parts inventory costs, and lower margins at Lion Truck Body compared to the same period in the prior year. Cost of goods sold for the nine months ended December 31, 2023 included inventory impairment costs of $408,651, which reduced gross profit margin by 1.2%, from 16.9% to 15.7%.

Change in sales, general and administrative costs

For the nine-months ended December 31, 2023 compared to the nine-months ended December 31, 2022, sales, general and administrative costs increased by $1,167,040 or 7.8%. The cost increase was largely driven by an expansion in the Company's operations and workforce, which drove increases in salaries and administration, depreciation, product development costs, office expense, and professional fees and due to an impairment on finance leases associated with overdue payments on 5 leases to one customer. Increases in these costs were partially offset by a reduction in share-based payments expense associated with employee stock options, as well as a reduction in sales and marketing and travel, accommodation, meals and entertainment costs in the current period compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the nine-months ended December 31, 2023 increased by $527,281 or 4.7% compared to the same period in the prior year due to an increase in gross profit which was partially offset by an increase in sales, general and administrative costs.

Loss per common share for the nine-months ended December 31, 2023 decreased by $0.01 per share, or 2.1%, due to the reduction in the loss for the period.

The Adjusted EBITDA loss for the nine-months ended December 31, 2023 increased by $1,875,613, or 36.4% compared to the same period in the prior year. The decrease was primarily due to a greater loss in the prior period as well as due to the add-back of higher share-based compensation expense in the prior period compared to the current year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
Financial results
Revenues	$8,157,931	$8,440,010	$17,581,008	$15,304,288
Loss for the period	(4,641,720)	(4,257,643)	(2,811,856)	(3,859,919)
Basic and diluted earnings/(loss) per share	$(0.19)	$(0.17)	$(0.11)	$(0.16)
Balance sheet data
Working capital (Note 1)	19,428,489	24,212,127	26,452,106	27,655,892
Total assets	50,164,330	55,382,608	54,059,697	63,525,183
Shareholders' equity	18,052,671	22,349,985	26,204,408	27,662,006

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Financial results
Revenues	$12,803,038	$7,737,459	$3,851,105	$4,313,964
Loss for the period	(3,376,204)	(3,482,163)	(4,325,570)	(7,076,553)
Basic and diluted earnings/(loss) per share	$(0.14)	$(0.15)	$(0.19)	$(0.32)
Balance sheet data
Working capital (Note 1)	25,660,309	26,643,011	28,331,760	31,581,470
Total assets	65,936,534	61,920,873	56,671,910	49,606,932
Shareholders' equity	27,302,791	29,104,670	31,699,459	34,385,193

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue of $8.2 million in the quarter ended December 31, 2023 was similar to its revenue of $8.4 million in the quarter ended September 30, 2023 from sales and leases of 34 vehicles and 31 vehicles comparatively, which declined from revenue of $17.6 million in the quarter ended June 30, 2023 during which the company delivered 131 Vehicles. Quarterly increases in revenues in the 4 quarters ended June 30, 2023 was largely driven by quarter over quarter increases in Vehicle Deliveries, specifically EV Star CC's, and was also impacted by the acquisition of Lion Truck Body during the quarter ended September 30, 2022.

During the eight quarters ended December 31, 2023 GreenPower's loss ranged between ($2,811,856) and ($7,076,553) and loss per share ranged from ($0.11) to ($0.32). Improvements in these two metrics was largely driven by increases in gross profit and reductions in these metrics often occurred during quarters with high non-cash share-based payments costs, which can vary significantly from quarter to quarter due to the Black Scholes valuation of employee stock options and the associated recognition of these costs according to employee stock option vesting.

GreenPower's total assets declined from $63.5 million as at March 31, 2023 to $50.2 million as at December 31, 2023. The reduction in assets over the period was primarily due to the collection of Accounts Receivable and sales of Inventory. The increase in assets in the quarters ending at March 31, 2023 was largely the result of increases in inventory and accounts receivable, both of which were driven by higher vehicle production and revenues over the same period.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

During the four quarters ended December 31, 2023 GreenPower's working capital ranged between a low of $19.4 million as at December 31, 2023 and a high of $27.7 million as at March 31, 2023, which is lower than the prior year. The lower working capital levels in the current year compared to the prior year was largely the result of higher current liabilities in the current year compared to the prior year, which more than offset increases in current assets in the current year compared to the prior year.

The following table summarizes vehicle deliveries pursuant to vehicle sales for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
Vehicle Deliveries
EV Star (Note 1, 2)	19	15	123	120
Nano BEAST and BEAST school bus	13	16	8	1
EV 250	2	0	0	2

Vehicle Deliveries (Note 3)	34	31	131	123

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Vehicle Deliveries
EV Star (Note 1)	100	50	18	11
Nano BEAST and BEAST school bus	1	4	3	8
EV 250	0	0	0	0

Vehicle Deliveries (Note 3)	101	54	21	19

1) Includes various models of EV Stars

2) EV Stars delivered in the quarter ended December 31, 2023 include 2 EV Stars accounted for as finance leases, and 3 EV Stars accounted for as operating leases.

3) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

The following table summarizes cash expenses for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023

Total sales, general and administrative costs	$5,677,814	$5,215,894	$5,318,190	$5,490,422
Plus:
Interest and accretion	342,590	266,035	277,951	437,284
Foreign exchange loss/(gain)	(23,718)	5,083	6,491	30,861
Less:
Depreciation	(466,763)	(444,703)	(442,767)	(402,673)
Share-based payments	(259,188)	(405,470)	(713,227)	(468,444)
(Increase)/decrease in warranty liability	216,538	10,705	(556,023)	(318,063)
(Allowance) / recovery for credit losses	(121,097)	(193,004)	(9)	114,842
Impairment of assets	(423,267)	-	-	(250,832)

Total Cash Expenses (Note 1)	$4,942,909	$4,454,540	$3,890,606	$4,633,397

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022

Total sales, general and administrative costs	$5,208,592	$4,718,257	$5,118,011	$6,916,671
Plus:
Interest and accretion	465,188	387,661	259,636	150,083
Foreign exchange loss/(gain)	-	1,108	(1,072)	371
Less:
Depreciation	(330,522)	(290,420)	(195,608)	(269,273)
Share-based payments	(500,933)	(967,341)	(1,709,175)	(2,983,653)
Amortization of deferred financing fees	-	-	-	(78,113)
(Increase)/decrease in warranty liability	(377,218)	(239,847)	(99,639)	20,970
(Allowance) / recovery for credit losses	(235,032)	53,994	(28,957)	91,176
Impairment of assets	-	-	-	(607,579)

Total Cash Expenses (Note 1)	$4,230,075	$3,663,412	$3,343,196	$3,240,653

1) "Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

The following table summarizes Adjusted EBITDA for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023

Loss for the period	$(4,641,720)	$(4,257,643)	$(2,811,856)	$(3,859,919)
Plus:
Depreciation	466,763	444,703	442,767	402,673
Interest and accretion	342,590	266,035	277,951	437,284
Share-based payments	259,188	405,470	713,227	468,444
Allowance / (recovery) for credit losses	121,097	193,004	9	(114,842)
Increase/(decrease) in warranty liability	(216,538)	(10,705)	556,023	318,063
Impairment of assets	423,267	-	-	250,832

Adjusted EBITDA (Note 1)	$(3,245,353)	$(2,959,136)	$(821,879)	$(2,097,465)

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022

Loss for the period	$(3,376,204)	$(3,482,163)	$(4,325,571)	$(7,076,553)
Plus:
Depreciation	330,522	290,420	195,608	269,273
Interest and accretion	465,188	387,661	259,636	150,083
Share-based payments	500,933	967,341	1,709,175	2,983,653
Allowance / (recovery) for credit losses	235,032	(53,994)	28,957	(91,176)
Increase/(decrease) in warranty liability	377,218	239,847	99,639	(20,970)
Impairment of assets	-	-	-	607,579

Adjusted EBITDA (Note 1)	$(1,467,311)	$(1,650,888)	$(2,032,556)	$(3,178,111)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Liquidity and Capital Resources

At December 31, 2023, the Company had a cash balance of $3,961,409 working capital, defined as current assets less current liabilities, of $19,428,489. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at December 31, 2023 the Line of Credit had a drawn balance of $7,686,591. During February 2024 the Company entered into a $5,000,000 revolving loan facility (the "Loan") from Export Development Canada ("EDC"). The Loan will be used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	Dec 31, 2023	Dec 31, 2022

Salaries and Benefits (1)	$133,652	$194,782
Consulting fees (2)	129,560	85,000
Non-cash Options Vested (3)	127,231	260,625
Total	$390,443	$540,407

	For the Nine Months Ended
	Dec 31, 2023	Dec 31, 2022
Salaries and Benefits (1)	$422,609	$467,539
Consulting fees (2)	400,373	311,250
Non-cash Options Vested (3)	833,011	1,829,998
Total	$1,655,993	$2,608,787

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2023 included $110,528 (March 31, 2023 - $208,215)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from Countryman Investments Ltd., a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date.

During the nine months ended December 31, 2023 no additional related party loans were received by the Company, and the CAD $250,000 loan plus accrued interest from Countryman Investments Ltd. was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

The remaining loans from FWP Holdings LLC matured on March 31, 2023, however the CAD$3,670,000 principal balance is outstanding as at December 31, 2023. During the nine months ended December 31, 2023, $247,414 of interest was expensed on related party loans (December 31, 2022 - $177,174). The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit.

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2023, as follows:

  IFRS 17 - Insurance Contracts
  IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)
  IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)
  IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

Amendments to these standards did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the December 31, 2023 reporting period. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Critical Accounting Estimates

Management has made certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Actual outcomes could differ from these estimates. The impacts of such estimates may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency the Company and of each entity within the consolidated Company

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount the promissory note receivable, term loan, the deferred benefit of government assistance, finance  lease receivable and lease liabilities

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles

iii. The classification of leases as either financial leases or operating leases

iv. The determination that the Company is not involved in any legal matters that require a provision

v. The determination of an allowance for doubtful accounts on the Company's trade receivables

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction

vii. The estimate of the useful life of equipment

viii. The estimate of the net realizable value of inventory

ix. The estimated value of the deferred benefit of government assistance

x. Estimates underlying the recognition of proceeds from government vouchers and grants

xi. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset

xii. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery

xiii. The determination of overheads to be allocated to inventory and charged to cost of sales

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances, and the Company's restricted deposit is an interest-bearing term deposit, all of which is held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at December 31, 2023 the Company recognized an allowance for credit losses of $329,743 against its accounts receivable and an allowance against Promissory Note Receivable of $131,089 (March 31, 2023 - $139,370 and nil). As at December 31, 2023 the Company recognized an impairment $423,267 on finance leases (March 31, 2023 - nil).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars:

Cash	$500,653
Accounts Receivable	$732,199
Sales tax receivable	$112,372
Prepaids and deposits	$-
Finance lease receivable	$69,636
Accounts payable and accrued liabilities	$(264,853)
Related party loan and interest payable	$(3,670,000)

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

The CDN/USD exchange rate as at December 31, 2023 was $0.7561 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $190,500 to net income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. The line of credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. In September 2022 filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20 million through the Nasdaq stock exchange. During the nine months ended December 31, 2023, the Company sold 188,819 common shares under the ATM program raising gross proceeds of $520,892. The ATM prospectus supplement was filed under a base shelf prospectus that was effective until November 2023, and the Company has filed a base shelf prospectus that became effective during February 2024. As at December 31, 2023, the Company had a cash balance of $3,961,409, working capital, defined as current assets less current liabilities, of $19,428,489 accumulated deficit of ($72,454,151) and shareholder's equity of $18,052,671. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the quarter.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to develop, train and expand the staff at the West Virginia production facility in order to expand all-electric school bus production capabilities to fulfil existing orders and anticipated sales growth;

  Continue to develop and expand its dealer network in order to generate new sales opportunities and increase sales backlog;

  Evaluate and consider entering into new sources of financing to fund the business;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 24,976,876 as of December 31, 2023. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of December 31, 2023, there are 1,961,091 options granted and outstanding.

As at February 12, 2024 the Company had 24,991,162 issued shares and 1,934,305 options outstanding.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As previously reported in our annual MD&A, in preparing our consolidated financial statements as of March 31, 2023 and 2022 and for the fiscal years ended March 31, 2023, 2022 and 2021 we determined that the ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses in internal control over financial reporting:

  We did not design and maintain effective controls over revenues or the bank reconciliation process.
  We did not design and maintain effective controls to account for transactions related to inventory and capital asset assets and to ensure that transactions were recorded in the correct period.
  We did not design and maintain effective controls over the accounting treatment relating to complex transactions and for business combinations.

Management is in the process of implementing changes and controls to ensure the control deficiencies contributing to the material weaknesses will be remediated. The remediation actions will include designing, implementing and improving internal controls over the areas identified. The Company has engaged an external financial controls consultant to assist in this process and is in the process of hiring additional qualified accounting resources and professionals to manage the implementation of improved controls over financial reporting. During the quarter ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Competition in the industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority (NJEDA), the Specialty-Use Vehicle Incentive ("SUVI") Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2023 Discussion dated: as of February 12, 2024

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which  are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at December 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at December 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and this matter has not been resolved as at December 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at December 31, 2023.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

On January 9, 2024, 14,286 common shares were issued at CAD$3.50 per share for gross proceeds of CAD$50,001 pursuant to the exercise of stock options.

On January 24, 2024 12,500 stock options exercisable at CAD$2.85 per share were forfeited.

During February 2024 the Company entered into a $5,000,000 revolving loan facility (the "Loan") from Export Development Canada ("EDC"). The Loan will be used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC.